SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                         PORTAGE INDUSTRIES CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.01 par value
                         (Title of Class of Securities)

                                  735755 10 0
                                 (CUSIP Number)

       David B. Mueller                     Albert F. Bender, III, Esq.
     Spartech Corporation              Armstrong, Teasdale, Schlafly & Davis
   7733 Forsyth, Suite 1450             One Metropolitan Square, Suite 2600
      Clayton, MO  63105                     St. Louis, Missouri 63102
      Ph. (314) 721-4242                        Ph. (314) 621-5070
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                January 26, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 735755 10 0                                                    Page 2


1  NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF
   ABOVE PERSON:                                           Spartech Corporation
                                                          IRS ID No. 43-0761773

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       a  ( )     b  ( )                                         Not applicable

3  SEC USE ONLY

4  SOURCE OF FUNDS:                                                          WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e):                                                       [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION:                               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER:                                                   784,160

8  SHARED VOTING POWER:                                                     -0-

9  SOLE DISPOSITIVE POWER:                                              784,160

10 SHARED DISPOSITIVE POWER:                                                -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:        784,160

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      35%

14 TYPE OF REPORTING PERSON:                                                 CO


























CUSIP No. 735755 10 0                                                    Page 3


     This Schedule 13D relates to the proposed acquisition by Spartech Corporation, a Delaware corporation ("Spartech"), of all of the outstanding shares of common stock, $0.01 par value, ("Common Stock") of Portage Industries Corporation, a Delaware corporation (the "Company"), pursuant to a cash merger (the "Merger") between Spartech Plastics, Inc., a Delaware corporation and wholly owned subsidiary of Spartech ("Mergeco"), and the Company, whereby each outstanding share of the Common Stock not owned directly by Spartech, Mergeco, the Company or any wholly owned subsidiary of Spartech, except for shares of Common Stock held by holders who comply with the provisions of the Delaware law regarding the right of stockholders to dissent from the Merger and require appraisal of their shares of Common Stock, will be converted into the right to receive $6.60 per share, in cash, without interest.

Item 1.   Security and Issuer

     This Statement relates to the common stock, $0.01 par value, of Portage Industries Corporation, a Delaware corporation. The address of the Company's principal executive offices is 1325 Adams Street, Portage, Wisconsin 53901.

Item 2.   Identity and Background

     (a), (b), (c) The person filing this Statement is Spartech. Spartech, together with its subsidiaries, is engaged in the plastics processing business, with its two lines of business being extruded sheet and rollstock and merchant compounding. The address of the principal executive offices of Spartech is 7733 Forsyth, Suite 1450, Clayton, Missouri 63105. The names, business addresses and present principal occupations or employments of the executive officers and directors of Spartech are set forth on Schedule A which is attached hereto and is incorporated herein by reference.

     (d), (e) Neither Spartech, nor, to the best of its knowledge, any of the persons listed in Schedule A, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Spartech or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Spartech, and, to the best knowledge of Spartech, every person listed in Schedule A, excepting W. R. Clerihue, Francis J. Eaton and Rodney H. Sellers, is a citizen of the United States. Mr. Clerihue is a citizen of Canada. Mr. Eaton and Mr. Sellers are citizens of the United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration

     The aggregate amount of funds used by Spartech for the acquisition of a beneficial interest in the Option Shares described in Item 4 will not exceed $2.00. The source of funds is Spartech's working capital.

     If Spartech exercises all of the options provided in the Shareholder Option Agreements described in Item 4, it will pay an additional $5,175,456 in cash from its working capital.






CUSIP No. 735755 10 0                                                    Page 4


Item 4.   Purpose of Transaction

     On January 22, 1996, Spartech and the Company executed a non-binding Letter of Intent ("Letter of Intent") providing for the purchase by Spartech of all outstanding Common Stock of the Company at a price of $6.60 per share in a cash merger transaction. The Letter of Intent is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Letter of Intent, upon execution of a definitive merger agreement and the receipt of all requisite shareholder approvals, Mergeco is to be merged with and into the Company, the Company being the surviving corporation, and each share of Common Stock issued and outstanding (other than shares owned by Spartech, Mergeco, the Company, any direct or indirect wholly owned subsidiary of Spartech or stockholders asserting dissenters' rights) will be converted into the right to receive $6.60, in cash, without interest. Upon completion of the Merger, the Company will be a wholly owned subsidiary of Spartech.

     On January 26, 1996, Spartech entered into a Shareholder Option Agreement with Allstate Insurance Company, attached hereto as Exhibit 2 and incorporated herein by this reference, and a Shareholder Option Agreement with Madison Allen Self, attached hereto as Exhibit 3 and incorporated herein by this reference. Pursuant to these Shareholder Option Agreements, Allstate Insurance Company has granted Spartech an irrevocable option to purchase 459,660 shares of Common Stock and Madison Allen Self has granted Spartech an irrevocable option to purchase 324,500 shares of Common Stock (together, the "Option Shares") at a price in cash of $6.60 per share, such options being exercisable for a period of 120 days from the date of such Shareholder Option Agreements.

     Upon exercise of Spartech's options therein, Spartech will receive, if it so requests, an irrevocable proxy authorizing such persons as Spartech shall designate to act for the grantor of such option as its lawful agent, attorney and proxy, with full power of substitution, to vote in such manner as such agent, attorney and proxy or its substitute shall in its sole discretion deem proper, and otherwise act with respect to such Option Shares which the grantor of such option is entitled to vote at any meeting (whether annual or special and whether or not an adjourned meeting) of the Company's shareholders or otherwise, and revoking any prior proxies granted by the grantor of such option with respect to such Option Shares. For additional information concerning the specific terms of the Shareholder Option Agreements, reference is hereby made to such agreements.

     The purpose of the Shareholder Option Agreements is to facilitate Spartech's acquisition of the Company. Spartech intends to exercise its options provided therein and to vote the Shares for which it is granted a proxy in favor of the Merger.

     If the Merger is completed as planned, the Certificate of Incorporation of Mergeco will be the Certificate of Incorporation of the surviving corporation. Upon completion of the Merger, the directors of Mergeco will be the initial directors of the Company, and the officers of Mergeco and such other persons designated by Spartech will be the officers of the Company. Upon completion of the Merger, Spartech intends to cause the Company to have the Common Stock deregistered under the Securities Exchange Act of 1934, as amended, and to cease to be listed on the American Stock Exchange.

     Spartech and any direct or indirect wholly owned subsidiary of Spartech may purchase additional shares of Common Stock on the open market. The



CUSIP No. 735755 10 0                                                    Page 5


consideration for such purchases will be paid from the working capital of Spartech.

     Other than as described above, Spartech has no other present plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) Spartech may be deemed the beneficial owner of 784,160 shares of Common Stock pursuant to the terms of the Shareholder Option Agreements, representing 35% of the 2,269,100 shares of Common Stock outstanding at October 1, 1995. Except for the Option Shares, neither Spartech nor, to the best of its knowledge, any of the persons listed on Schedule A beneficially own or have a right to acquire beneficial ownership of any shares of Common Stock.

     (b) Pursuant to the terms of the Shareholder Option Agreements, Spartech does not have the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition of any shares of Common Stock until such time as Spartech shall exercise its option under either or both of the Shareholder Option Agreements.

     (c) The Shareholder Option Agreements were each executed on January 26, 1996. The Letter of Intent was executed on January 22, 1996.

     (d) Until such time as Spartech shall exercise its options pursuant to the Shareholder Option Agreements, Allstate Insurance Company and Madison Allen Self have the right to receive and the power to direct the receipt of dividends from, or the proceeds of, the Option Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is made to the descriptions of the Letter of Intent described in
Item 4 and attached hereto as Exhibit 1 and the Shareholder Option Agreements described in Item 4 and attached hereto as Exhibit 2 and Exhibit 3.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1 -    Letter of Intent dated as of January 22, 1996, by and
                    between Spartech and the Company.

     Exhibit 2 -    Shareholder Option Agreement dated as of January 26, 1996, by and between Allstate Insurance Company and Spartech
                    Corporation.

     Exhibit 3 -    Shareholder Option Agreement dated as of January 26, 1996, by and between Madison Allen Self and Spartech Corporation.

     Exhibit 4 -    Text of Spartech Press Release dated January 23, 1996.







CUSIP No. 735755 10 0                                                    Page 6


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
                                        SPARTECH CORPORATION



February 5, 1996                        By:  /s/ David B. Mueller
                                           ------------------------------------
                                             David B. Mueller, Vice President
                                             of Finance














































CUSIP No. 735755 10 0                                                    Page 7


                                   SCHEDULE A


     The names of the executive officers and directors of Spartech Corporation ("Spartech") and their principal occupations, if other than with Spartech, are set forth below. The business address of each person, if not specified below, is that of Spartech.

Executive Officers of Spartech
------------------------------

     W.R. Clerihue                 Chairman of the Board

     Bradley B. Buechler           President, Chief Executive Officer
                                   and Chief Operating Officer

     David B. Mueller              Vice President of Finance, Chief
                                   Financial Officer and Secretary

     Daniel J. Yoder               Vice President - Engineering and
                                   Technology

     Randy C. Martin               Corporate Controller


Directors of Spartech
---------------------

     Bradley B. Buechler           President, Chief Executive Officer
                                   and Chief Operating Officer of Spartech
                                   Corporation

     David B. Mueller              Vice President of Finance, Chief
                                   Financial Officer and Secretary of
                                   Spartech Corporation

     John F. Arning                Retired Partner of the law firm of
                                   Sullivan & Cromwell

     Thomas L. Cassidy             Managing Director, Trust Company of the West
                                   Senior Partner, TCW Capital

     W.R. Clerihue                 Chairman of the Board of Spartech
                                   Corporation

     Francis J. Eaton              Deputy Chief Executive Officer, British
                                   Vita PLC

     Jackson W. Robinson           President, Winslow Management Company

     Rodney H. Sellers             Chief Executive Officer, British Vita PLC








                                                                      Exhibit 1

                       [SPARTECH CORPORATION LETTERHEAD]

                                January 22, 1996

Confidential
------------

Mr. Anthony J. Lisauskas
President
Portage Industries Corporation
1325 Adams Street
Portage, Wisconsin 53901

Dear Mr. Lisauskas:

     The purpose of this letter is to summarize the preliminary understandings we have reached regarding the proposed offer by Spartech Corporation ("Spartech") to acquire all of the outstanding capital stock of Portage Industries Corporation ("Portage"). Except as set forth in paragraphs 3, 4, 5, 6, and 7 below, this letter is not to be considered as a legally binding or enforceable agreement or commitment of either Spartech or Portage, and failure for any reason to consummate these transactions shall not, except as provided herein, give rise to any legal liability on the part of Spartech or Portage. Rather, this letter will serve to assist the parties in negotiating a definitive agreement. Subject to the above, our understanding is as follows:

          1. Structure. A wholly-owned subsidiary of Spartech will be merged with and into Portage, and all outstanding shares of Portage Common Stock shall be cancelled in exchange for $6.60 per share in cash. Prior to the effective time of the merger, Portage will take such action as may be necessary to cause each outstanding stock option or warrant, whether or not then exercisable, to be cancelled with the result that each holder will be entitled to receive only an amount in cash equal to the difference between $6.60 (the merger consideration) and the exercise price per share of such option or warrant multiplied by the number of shares previously subject to such option or warrant. Except for the issuance of shares of Common Stock upon the exercise of currently outstanding options and warrants, Portage will not issue any additional shares of its capital stock, or options, warrants or other securities exercisable for or convertible into its capital stock, prior to the closing of the proposed transaction.



















Mr. Anthony J. Lisauskas
January 22, 1996
Page Two

          2. Conditions. Consummation of the above described transactions shall be subject to, among other things, completion, to the satisfaction of Spartech and its legal counsel, of the following matters:

               (a) An investigation of Portage's financial condition, results of operations, business, pending litigation, accounting and tax matters, and such other matters as Spartech deems necessary.

               (b) Execution and delivery of a definitive agreement between Spartech and each of Allstate Insurance Company and Madison Allen Self whereby each agrees to sell each entity's Portage Common Stock to Spartech at the price specified above and to vote any shares owned in favor of the proposed transaction.

               (c) Execution and delivery of a definitive agreement between Spartech and Portage with respect to the merger, containing mutually satisfactory representations, warranties and covenants, and providing for no continuation or survival of the representations, warranties and covenants or indemnification beyond the closing.

               (d) Receipt of all necessary consents and approvals from directors, shareholders, lenders, lessors, governmental entities and other third parties. If a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Spartech will pay all of the filing fees in connection therewith, provided, however, that if the transaction is not consummated for any reason, Portage will reimburse Spartech for 50% of such fees.

               (e) Delivery of a satisfactory comfort letter from the independent accountants of Portage.

               (f) Mailing by Portage of definitive proxy materials to all shareholders regarding the merger, and the Board's recommendation that Portage shareholders vote for the merger, all in form satisfactory to Spartech.

               (g) Execution of employment contracts and/or noncompete agreements with key employees of Portage, all in form satisfactory to Spartech.

          3. Public Announcements. Each party agrees that there shall be no public statements or releases, except those as may be required by law in the judgment of counsel, without the advance approval of the other party as to substance and timing. The parties will cooperate with each other to coordinate all such public statements and releases either party may make with respect to the transactions contemplated thereby.












Mr. Anthony J. Lisauskas
January 22, 1996
Page Three

          4. Due Diligence Review. Portage will provide to Spartech's officers, employees, counsel, agents, accountants and other representatives working on the transaction, free and full access to its facilities, properties, books and records, will permit them to make extracts from and copies of such books and records, and will from time to time furnish them with additional financial and operating data and other information as to its financial condition, results of operation, business, properties, assets, liabilities or future prospects as they from time to time may request. Portage will cause its independent certified accountants to make available to Spartech and its independent certified accountants the work papers relating to any audit of its financial statements in the last five (5) years. Spartech agrees to keep all Proprietary Information (as defined) confidential in accordance with the terms and conditions of that certain letter agreement dated December 14, 1995 between Spartech and Mesirow Financial.

          5. Broker's or Finder's Fees. Each party represents that there are not and will not be any broker's, finder's or similar fees payable in connection with the transactions contemplated hereby, except that Spartech has engaged, and will be solely responsible for, certain fees to First Analysis Securities Corporation, and except that Portage has engaged, and will be solely responsible for, certain fees to Mesirow Financial.

          6. Expenses. Each party will bear its own expenses, including attorney's fees and expenses, in connection with the actions and transactions contemplated by this letter except if (a) at any time prior to the termination of this Agreement (as described in Section 8 below) Portage reaches an agreement with, or receives a bona fide proposal from, a third party to acquire substantially all of the assets or Common Stock of Portage or Portage shareholders receive a tender offer from a third party for more than 20% of the outstanding Common Stock of Portage and
     (b) the acquisition contemplated by such agreement or proposal is consummated within one hundred and eighty (180) days from the date hereof or such tender offer results in the purchase by the offeror of at least 20% of the outstanding shares of Portage Common Stock within one hundred and eighty (180) days from the date hereof, then Portage or its successor in interest shall be obligated to pay, upon consummation of such acquisition, merger or stock purchase, a one-time fee of $250,000 to Spartech to reimburse Spartech for its costs and expenses incurred in connection with the transactions contemplated by this letter and to otherwise compensate Spartech for its efforts. It is also understood that the process of due diligence review will take 30 days to complete. Spartech may, at any time within the first 30















Mr. Anthony J. Lisauskas
January 22, 1996
Page Four

     days from the signing of this letter, upon written notice to Portage, decide it is not going to proceed with the merger without further obligation or liability. If after the end of the 30-day period, Spartech or one of its subsidiaries does not proceed in good faith to negotiate a definitive merger agreement under the terms contemplated hereunder, and provided (i) Spartech is lawfully authorized to do so, (ii) there has not been a material adverse change in the financial condition of Portage, and
     (iii) all of the conditions b-g of Section 2 of this letter have either been fully satisfied or are contained as conditions to closing in the merger agreement, Spartech will pay a one-time fee of $250,000 to Portage to reimburse Portage for its costs and expenses incurred in connection with the transactions contemplated by this letter and to otherwise compensate Portage for its effort with such payment to be considered full and complete "liquidated damages."

          7. Exclusive Dealings. During the term of this agreement (as described in Section 8 below), Portage will not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit or initiate, directly or indirectly, or encourage submission of inquiries, proposals or offers from any potential buyer (other than Spartech) relating to the disposition of the assets or securities of Portage, or any part thereof (other than sales of inventory in the ordinary course) or
     (ii) participate in any discussions or negotiations regarding, or furnish any person with information with respect to, the disposition of the assets or any securities of Portage or any part thereof provided, however, that nothing in this Section 7 should preclude Portage's Board from considering an unsolicited offer or proposal in accordance with the proper exercise of its fiduciary duties.

          8. Termination. In the event that a binding merger agreement has not been entered into between Portage and Spartech or one of its wholly-owned subsidiaries within sixty days of the date hereof, either party may terminate this agreement upon written notice to the other party without further obligation or liability, except Section 5 and 6, which shall survive termination of this agreement.























Mr. Anthony J. Lisauskas
January 22, 1996
Page Five

     If the foregoing is in accordance with your understanding, please sign as indicated below and return one of the originally-executed copies of this letter to me. If we do not receive a signed copy of this letter on January 22, 1996, we will assume you have no interest in pursuing this matter.

                              Very truly yours,

                              SPARTECH CORPORATION



                              By:   /s/  Bradley B. Buechler
                                 -----------------------------------
                                   Bradley B. Buechler
                                   President and CEO


ACCEPTED:

PORTAGE INDUSTRIES CORPORATION



By:   /s/  Anthony J. Lisaukas
   --------------------------------
     Anthony J. Lisauskas
     President

Date:  January 22, 1996





























                                                                      Exhibit 2

                          SHAREHOLDER OPTION AGREEMENT
                          ----------------------------

     This Shareholder Option Agreement (the "Agreement") is entered into this 26th day of January, 1996 by and between ALLSTATE INSURANCE COMPANY ("Shareholder") and SPARTECH CORPORATION, a Delaware corporation ("Optionee").

                                  WITNESSETH:

     WHEREAS, Optionee has entered into a letter of intent dated January 22, 1996 (the "Letter of Intent") with Portage Industries Corporation, a Delaware corporation ("Portage"), providing for the purchase by Optionee of all outstanding Portage Common Stock at a price of $6.60 per share; and

     WHEREAS, the transaction is expected to be structured as a cash merger (the "Merger"); and

     WHEREAS, Shareholder owns 459,660 shares of Portage Common Stock (the "Optioned Shares"); and

     WHEREAS, Shareholder desires to induce Optionee to proceed with the Merger.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in consideration of $1.00 and such other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Grant and Exercise of Option. Shareholder hereby grants Optionee an irrevocable option (the "Option") to purchase all of its Optioned Shares during the Exercise Period (as defined below) at a price in cash of $6.60 per share, or such higher price as may be offered by Optionee pursuant to the Merger. On the terms and subject to the conditions of this Agreement, Optionee may exercise the Option in whole, but not in part, at any time during the Exercise Period. To exercise the Option, Optionee shall give written notice to Shareholder specifying a place and date for the closing which date shall not be later than ten business days from the date of such notice and may be one day after the delivery of such notice or earlier if reasonably practicable. The giving of such notice shall create a binding obligation of Optionee to buy and of Shareholder to sell the Optioned Shares on the closing date. For the purposes of this Agreement, the "Exercise Period" shall mean the period commencing on the date hereof and extending for a period of 120 days thereafter.

     2.   Closing.  At the closing (the "Closing") of the purchase of Optioned
Shares:

     (a) against delivery of Shareholder's Optioned Shares, Optionee shall pay to Shareholder the aggregate purchase price for such Optioned Shares by bank cashier's check or by wire transfer to a bank designated by Shareholder; and

     (b) Shareholder shall deliver to Optionee a duly executed certificate or certificates representing all of the Optioned Shares, together with stock powers endorsed in blank, relating to such certificates and, if requested by Optionee, an irrevocable proxy, duly executed by Shareholder, authorizing such persons as Optionee shall designate to act for Shareholder as its lawful agent,
                                      -1-



attorney and proxy, with full power of substitution, to vote in such manner as such agent, attorney and proxy or its substitute shall in its sole discretion deem proper, and otherwise act with respect to the Optioned Shares which Shareholder is entitled to vote at any meeting (whether annual or special and whether or not an adjourned meeting) of Portage's Shareholder or otherwise, and revoking any prior proxies granted by Shareholder with respect to the Optioned Shares.

     3. Covenants of Shareholder. During the period from the date of this Agreement until the termination of the Option, except in accordance with the provisions of this Agreement, Shareholder agrees that it will not:

     (a) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of any Optioned Shares;

     (b) grant any proxies, deposit any Optioned Shares into a voting trust or enter into a voting agreement with respect to any Optioned Shares; or

     (c) solicit or encourage any party, other than Optionee, to acquire or offer to acquire Portage, any of its stock or a material portion of the Portage's assets or business;

     4. Representations and Warranties of Shareholder. Shareholder represents and warrants to Optionee as follows:

     (a) Shareholder owns the number of Optioned Shares specified in the recitals of this Agreement and has the right, power and authority to execute and deliver this Agreement and to sell the Optioned Shares; such execution, delivery and sale will not violate or breach any outstanding agreement or instrument to which Shareholder is a party; and this Agreement constitutes a valid and binding agreement on the part of Shareholder, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditor's rights generally;

     (b) the Optioned Shares will at the Closing be held by Shareholder, or by a custodian for the account of the Shareholder, free and clear of all liens, claims, encumbrances and security interests with respect to the ownership or voting of the Optioned Shares or otherwise, other than pursuant to this Agreement;

     (c) upon purchase of the Optioned Shares, Optionee shall receive good and marketable title to the Optioned Shares, free and clear of all liens, claims, encumbrances and security interests.

     5. Representations and Warranties of Optionee. Optionee represents and warrants to Shareholder that it has the right, power and authority to execute and deliver this Agreement and to purchase the Optioned Shares; such execution and delivery, and such purchase, if any, will not violate or breach any outstanding agreement or instrument to which Optionee is a party; and this Agreement constitutes the valid and binding agreement on the part of Optionee, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditor's rights generally.

     6. Permitted Sale. If Optionee or any of its affiliates commences a tender or exchange offer for shares of Portage, Shareholder may tender or sell
                                      -2-



its Optioned Shares pursuant thereto, notwithstanding any provision of this Agreement to the contrary. Upon the purchase of such Optioned Shares, pursuant to such tender or exchange offer, Shareholder's obligations under this Agreement with respect to such purchased shares shall terminate.

     7. Termination. In the event that Optionee determines not to proceed with the Merger or to otherwise acquire all of the outstanding shares of Portage Common Stock, and communicates the same to Portage pursuant to the terms of the Letter of Intent or the definitive merger agreement, this Agreement shall immediately terminate without liability to either party, except that the obligations contained in Article 14 shall survive.

     8. Adjustments. In the event of any increase or decrease or other change in the stock of Portage by reason of stock dividends, split-up, recapitalizations, combinations, exchanges of shares or the like, the number of Portage shares subject to the Option and the exercise price per Optioned Share shall be adjusted appropriately.

     9. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Missouri.

     10. Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement, including instruments necessary or desirable to complete the transfer, sale and assignment of the Optioned Shares.

     11. Assignment. This Agreement may not be assigned by any party hereto, except that Optionee may assign to one or more of its affiliates any and all of the rights and obligations of Optionee under this Agreement, including, without limitation, the right to substitute in its place such affiliates as the Optionee may designate.

    12. Remedies. The parties agree that the Optioned Shares are unique and that legal remedies for breach of this Agreement will be inadequate and that this Agreement may be enforced by injunctive or other equitable relief.

    13. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given if delivered in person, by cable, telex, telecopy or telegram or by registered or certified mail, postage prepaid addressed as follows:

     To Optionee:        Spartech Corporation
                         7733 Forsyth, Suite 1450
                         Clayton, Missouri 63105-1817
                         Attention:  David B. Mueller

     With copies to:     Armstrong, Teasdale, Schlafly & Davis
                         One Metropolitan Square, Suite 2700
                         St. Louis, Missouri  63102-2740
                         Attention: Albert F. Bender, III, Esq.

     To Shareholder:     Allstate Insurance Company
                         Allstate Plaza South, Ste. G5B
                         Northbrook, Illinois 60062
                         Attn:  Venture Capital Division,
                         D. O'Connell

     14.  Effect of Invalidity.  Any term or provision of this Agreement which
                                      -3-



is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     15. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     16. Entire Agreement; Binding Effect; Benefits. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both parties. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective heirs, legal representatives and successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     17. Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder.

     IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day and year first above written.

                              Optionee:

                              SPARTECH CORPORATION


                              By:  /s/ David B. Mueller
                                 -------------------------------------
                              Title:  Vice President of Finance


                              Shareholder:

                              ALLSTATE INSURANCE COMPANY


                              By:  /s/  John M. Gowse
                                 --------------------------------
                              Title:    Authorized Signatory


                              By:  /s/  David A. Chatspark
                                 --------------------------------
                              Title:    Authorized Signatory



                                      -4-



                                                                      Exhibit 3

                          SHAREHOLDER OPTION AGREEMENT
                          ----------------------------

This Shareholder Option Agreement (the "Agreement") is entered into this 26th day of January, 1996 by and between MADISON ALLEN SELF ("Shareholder") and SPARTECH CORPORATION, a Delaware corporation ("Optionee").

                                  WITNESSETH:

     WHEREAS, Optionee has entered into a letter of intent dated January 22, 1996 (the "Letter of Intent") with Portage Industries Corporation, a Delaware corporation ("Portage"), providing for the purchase by Optionee of all outstanding Portage Common Stock at a price of $6.60 per share; and

     WHEREAS, the transaction is expected to be structured as a cash merger (the "Merger"); and

     WHEREAS, Shareholder owns 324,500 shares of Portage Common Stock (the "Optioned Shares"); and

     WHEREAS, Shareholder desires to induce Optionee to proceed with the Merger.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in consideration of $1.00 and such other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Grant and Exercise of Option. Shareholder hereby grants Optionee an irrevocable option (the "Option") to purchase all of his Optioned Shares during the Exercise Period (as defined below) at a price in cash of $6.60 per share, or such higher price as may be offered by Optionee pursuant to the Merger. On the terms and subject to the conditions of this Agreement, Optionee may exercise the Option in whole, but not in part, at any time during the Exercise Period. To exercise the Option, Optionee shall give written notice to Shareholder specifying a place and date for the closing which date shall not be later than ten business days from the date of such notice and may be one day after the delivery of such notice or earlier if reasonably practicable. The giving of such notice shall create a binding obligation of Optionee to buy and of Shareholder to sell the Optioned Shares on the closing date. For the purposes of this Agreement, the "Exercise Period" shall mean the period commencing on the date hereof and extending for a period of 120 days thereafter.

     2.   Closing.  At the closing (the "Closing") of the purchase of Optioned
Shares:

     (a) against delivery of Shareholder's Optioned Shares, Optionee shall pay to Shareholder the aggregate purchase price for such Optioned Shares by bank cashier's check or by wire transfer to a bank designated by Shareholder; and






                                      -1-



     (b) Shareholder shall cause to be delivered to Optionee a duly executed certificate or certificates representing all of the Optioned Shares, together with stock powers endorsed in blank, relating to such certificates (or at Optionee's request the shares which are currently held in street name, may be delivered as instructed by Optionee through the facilities of the Depository Trust Company) and, if requested by Optionee, an irrevocable proxy, duly executed by Shareholder, authorizing such persons as Optionee shall designate to act for Shareholder as his lawful agent, attorney and proxy, with full power of substitution, to vote in such manner as such agent, attorney and proxy or its substitute shall in its sole discretion deem proper, and otherwise act with respect to the Optioned Shares which Shareholder is entitled to vote at any meeting (whether annual or special and whether or not an adjourned meeting) of Portage's Shareholder or otherwise, and revoking any prior proxies granted by Shareholder with respect to the Optioned Shares.

     3. Covenants of Shareholder. During the period from the date of this Agreement until the termination of the Option, except in accordance with the provisions of this Agreement, Shareholder agrees that he will not:

     (a) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of any Optioned Shares;

     (b) grant any proxies, deposit any Optioned Shares into a voting trust or enter into a voting agreement with respect to any Optioned Shares; or

     (c) solicit or encourage any party, other than Optionee, to acquire or offer to acquire Portage, any of his stock or a material portion of the Portage's assets or business;

     4. Representations and Warranties of Shareholder. Shareholder represents and warrants to Optionee as follows:

     (a) Shareholder owns the number of Optioned Shares specified in the recitals of this Agreement and has the right, power and authority to execute and deliver this Agreement and to sell the Optioned Shares; such execution, delivery and sale will not violate or breach any outstanding agreement or instrument to which Shareholder is a party; and this Agreement constitutes a valid and binding agreement on the part of Shareholder, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditor's rights generally;

     (b) the Optioned Shares will at the Closing be held by Shareholder, or by a custodian for the account of the Shareholder, free and clear of all liens, claims, encumbrances and security interests with respect to the ownership or voting of the Optioned Shares or otherwise, other than pursuant to this Agreement;

     (c) upon purchase of the Optioned Shares, Optionee shall receive good and marketable title to the Optioned Shares, free and clear of all liens, claims, encumbrances and security interests.

     5. Representations and Warranties of Optionee. Optionee represents and warrants to Shareholder that it has the right, power and authority to execute and deliver this Agreement and to purchase the Optioned Shares; such execution and delivery, and such purchase, if any, will not violate or breach any outstanding agreement or instrument to which Optionee is a party; and this
                                      -2-



Agreement constitutes the valid and binding agreement on the part of Optionee, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditor's rights generally.

     6. Permitted Sale. If Optionee or any of its affiliates commences a tender or exchange offer for shares of Portage, Shareholder may tender or sell his Optioned Shares pursuant thereto, notwithstanding any provision of this Agreement to the contrary. Upon the purchase of such Optioned Shares, pursuant to such tender or exchange offer, Shareholder's obligations under this Agreement with respect to such purchased shares shall terminate.

     7. Termination. In the event that Optionee determines not to proceed with the Merger or to otherwise acquire all of the outstanding shares of Portage Common Stock, and communicates the same to Portage pursuant to the terms of the Letter of Intent or the definitive merger agreement, this Agreement shall immediately terminate without liability to either party, except that the obligations contained in Article 14 shall survive.

     8. Adjustments. In the event of any increase or decrease or other change in the stock of Portage by reason of stock dividends, split-up, recapitalizations, combinations, exchanges of shares or the like, the number of Portage shares subject to the Option and the exercise price per Optioned Share shall be adjusted appropriately.

     9. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Missouri.

     10. Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement, including instruments necessary or desirable to complete the transfer, sale and assignment of the Optioned Shares.

     11. Assignment. This Agreement may not be assigned by any party hereto, except that Optionee may assign to one or more of its affiliates any and all of the rights and obligations of Optionee under this Agreement, including, without limitation, the right to substitute in its place such affiliates as the Optionee may designate.

    12. Remedies. The parties agree that the Optioned Shares are unique and that legal remedies for breach of this Agreement will be inadequate and that this Agreement may be enforced by injunctive or other equitable relief.

    13. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given if delivered in person, by cable, telex, telecopy or telegram or by registered or certified mail, postage prepaid addressed as follows:

     To Optionee:        Spartech Corporation
                         7733 Forsyth, Suite 1450
                         Clayton, Missouri 63105-1817
                         Attention:  David B. Mueller

     With copies to:     Armstrong, Teasdale, Schlafly & Davis
                         One Metropolitan Square, Suite 2700
                         St. Louis, Missouri  63102-2740
                         Attention: Albert F. Bender, III, Esq.

     To Shareholder:     Madison Allen Self
                         Tioga International, Inc.
                         1440 Huntington Drive
                         Calumet City, Illinois  60409

     With copies to:     Stephen A. Tsoris, Esq.
                         McDermott, Will & Emery
                         227 West Monroe
                         Chicago, Illinois  60606

     14. Effect of Invalidity. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     15. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     16. Entire Agreement; Binding Effect; Benefits. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both parties. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective heirs, legal representatives and successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     17. Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, except that Optionee shall reimburse Shareholder for up to $2,000 of the legal fees incurred by Shareholder in connection with the negotiation of this Agreement.

     IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day and year first above written.

                              Optionee:

                              SPARTECH CORPORATION


                              By:  /s/ David B. Mueller
                                 -------------------------------------
                              Title:  Vice President of Finance


                              Shareholder:


                                   /s/ Madison Allen Self
                              --------------------------------------------
                                      Madison Allen Self

                                                                      Exhibit 4

                       [SPARTECH CORPORATION LETTERHEAD]

                     SPARTECH ANNOUNCES INTENT TO PURCHASE
                     -------------------------------------
                  THE STOCK OF PORTAGE INDUSTRIES CORPORATION
                  -------------------------------------------

     ST. LOUIS, MISSOURI, January 23, 1996 -- Spartech Corporation (NYSE-SEH)

announced today that it signed a letter of intent to acquire the stock of

Portage Industries Corporation -- a thermoplastic processor specializing in custom heavy and light gauge extrusion, and thermoforming products, based in

Portage, Wisconsin -- for $6.60 per share.

     Spartech's President and Chief Executive Officer, Bradley B. Buechler,

stated, "We are enthusiastic about the prospect of adding Portage to the

Spartech family of plastics processing companies.  The addition of Portage will be of strategic importance in further strengthening the Company's current ten plant extruded sheet & rollstock segment -- Spartech Plastics.  Portage's excellent reputation for producing specialized packaging products should complement well Spartech Plastics' history of servicing the heavier gauge transportation, consumer and industrial products markets.  When completed, the combination of Spartech Corporation's current annual sales volume of just over

$370 million and Portage's recent running rate of approximately $35 million will increase our annualized production capacity and total Company sales to more than 450 million pounds and $400 million, respectively."

     David B. Mueller, Spartech's Vice President of Finance and Chief Financial

Officer, stated that "Current plans call for a definitive cash merger agreement to be executed in the next 30 days, followed by the closing of the transaction expected on or before May 1, 1996, subject to the receipt of certain consents,

as well as Portage shareholder and regulatory approvals. The acquisition will be financed through additional borrowings under the Company's unsecured credit facility.  Despite this increase in our outstanding debt, the transaction is expected to be accretive on the Company's earnings per share, and our debt-to-
                                      -1-



equity ratio will continue to remain less than one-to-one following the close of the transaction."

     Finally, Mr. Buechler added, "Spartech plans to put additional manufacturing equipment and capital into Portage's facilities during the next

12 to 18 months.  We also hope to be able to retain all key Portage personnel following completion of the transaction."

          Spartech is a leading manufacturer of engineered thermoplastic materials and polymeric compounds which today annually produces more than

     375 million pounds of extruded sheet & rollstock and specialty plastic alloys, compounds & color concentrates.